INVESTMENT MANAGEMENT
Reliable Partner | Reliable Investing®

 Exhibit (d)(1)(i)

May 1, 2025

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated May 1, 2025, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC (“VIL”) and Voya Partners, Inc. (“VPI”) (the “Agreement”), with respect to VY® Columbia Contrarian Core Portfolio, VY® Invesco Equity and Income Portfolio, and VY® JPMorgan Mid Cap Value Portfolio (each, a “Portfolio” and collectively, the “Portfolios”), each a series of VPI, indicated in the table below. By this letter, we agree to waive that fee for the period from May 1, 2025, through May 1, 2026.

VIL acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Series	Waiver
(as a percentage of
average daily net assets)
VY® Columbia Contrarian Core Portfolio	0.048%
VY® Invesco Equity and Income Portfolio	0.01%
VY® JPMorgan Mid Cap Value Portfolio	0.025%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VPI.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2024

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO: Voya Partners, Inc.

(on behalf of the Portfolio)

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized